Exhibit 99.1

NaaS Technology Inc. Records Fifth Consecutive Month of Net Take Rate Growth

•	Achieved a positive NTR of 0.75% in February 2024, records fifth consecutive month of Net Take Rate growth.

•	Showcased exceptional business expansion with an 80% increase in charging volume in 2023.

BEIJING, March.8, 2024 /PRNewswire/ — NaaS Technology Inc. (Nasdaq: NAAS) (“NaaS” or the “Company”), the first U.S. listed EV charging service company in China, today announced that the net take rate (NTR)1 for its interconnectivity services (as part of its charging services) reached 0.75% in February 2024, following its first positive NTR in January.

NTR measures the Company’s return from transactions arising from its interconnectivity services after adjusting for incentives paid to end-users 2 and provides useful insight into the Company’s profit trajectory in this part of its business. Through operational excellence and tailored approach to promotions, NaaS has enhanced customer loyalty while fostering a positive network effect, supported by the expansion of its end-user pool and charging station ecosystem. In 2023, the Company witnessed a 80% year-over-year growth in charging volume for its charging services. Since September 2023, this momentum has been accompanied by consistent monthly increases in the NTR, achieving a positive NTR of 0.75% in February 2024:

	2023				2024
	September	October	November	December	January	February
NTR	-8.14%	-6.17%	-2.95%	-0.92%	0.02%	0.75%

The continued growth reflects NaaS’ strategic focus on profitability and effective execution, which position the Company for sustained growth. NaaS remains committed to leveraging its expanding network to enhance shareholder value and maintain its leadership in the EV charging market.

Please note that the data presented in this press release are unaudited and therefore subject to adjustment.

About NaaS Technology Inc.

NaaS Technology Inc. (Nasdaq: NAAS) is the first U.S. listed EV charging service company in China. The Company is a subsidiary of NewLink Technology Limited, a leading energy digitalization group in China. The Company provides one-stop solutions to energy asset owners comprising charging services, energy solutions and new initiatives, supporting every stage of energy asset’s lifecycle and facilitating energy transition. As of September 30, 2023, NaaS had connected 767,611 chargers covering 73,710 charging stations, representing 41.6% and 50.0% of China’s public charging market share respectively.

[1]

NTR is calculated by taking gross receipts from transactions, deducting transaction outgoings and incentives, and adding income from membership programs. This total is then expressed as a percentage of the total transaction value.

[2]	We offer incentives to end-users through our partnered platform in the form of discounts and promotions to boost the use of our network.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS’ goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China’s EV charging industry and EV charging service industry and NaaS’ future business development; demand for and market acceptance of NaaS’ products and services; NaaS’ ability to protect and enforce its intellectual property rights; NaaS’ ability to attract and retain qualified executives and personnel; the COVID-19 pandemic and the effects of government and other measures that have been or will be taken in connection therewith; U.S.-China trade war and its effect on NaaS’ operation, fluctuations of the RMB exchange rate, and NaaS’ ability to obtain adequate financing for its planned capital expenditure requirements; NaaS’ relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS’ filings with the SEC.

For investor and media inquiries, please contact:

Investor Relations

NaaS Technology Inc.

E-mail: ir@enaas.com

Media inquiries:

E-mail: pr@enaas.com